Exhibit 99.1

China Hydroelectric Corporation Completes Sale of Yuheng Hydroelectric Power Project

Beijing, April 29, 2013—  China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“China”), today announced that it has closed its previously announced sale of the Yuheng hydroelectric power project, a 30 megawatt (“MW”) project located in Fujian province.  This sale, for total consideration of approximately $44.3 million, has resulted in net proceeds of $20.8 million to the Company after the assumption of debt by the buyer.

The Company previously announced the sale of the Yuheng hydroelectric power project on October 18, 2012.  This sale has decreased the Company’s total installed capacity to 517.8 MW.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.  Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

For further information, please contact:

China Hydroelectric Corporation

Scott Powell

Investor Relations and Corporate Communications

Phone (U.S.): +1-646-650-1351

Email: ir@chinahydroelectric.com

ICR, LLC

William Zima

Managing Director

Phone (U.S.): +1-646-308-1635

Phone (China): +86-10-6583-7511

Email: william.zima@icrinc.com

James Hull Financial Analyst Phone (China): +86-10-6408-2341